U
SECURITIES AN
Wash

11017089

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2011
WASH. D.C.
200

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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 9877

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen & Company of Florida, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 South Florida Avenue
(No. and Street)

Lakeland, FL 33803
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cheryl Kilgore 863-616-6036
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

331 South Florida Avenue, Suite 400, Lakeland, FL 33801
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith E. Albritton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen & Company of Florida, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Keith Albritton
Signature

President & CEO
Title

Kristen L. Benton
Notary Public

KRISTEN L. BENTON
Notary Public, State of Florida
My comm. expires June 3, 2014
Commission Number DD 984054

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Accountants on Applying Agreed-Upon Procedures

Board of Directors of
Allen & Company of Florida, Inc.
Lakeland, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Allen & Company of Florida, Inc. ("the Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist the Company and the other specified parties in evaluating the Company's compliance with those requirements to Form SIPC-7. The Company's management is responsible for its Form SIPC-7. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenues reported in the audited financial statements included on Form X-17A-5 for the year ended December 31, 2010, with the amounts reported on Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments nothing no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting there was no overpayment applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's Form SIPC-7 or its items. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Lakeland, Florida
February 17, 2011

SIPC-7 (33-REV 7/10)

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

009677 FINRA DEC
ALLEN & COMPANY OF FLORIDA INC 16*16
PO BOX 387
LAKELAND FL 33802-0387

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 3,682.62

B. Less payment made with SIPC-6 filed (exclude interest) (1,644.02)
7/19/2010
Date Paid

C. Less prior overpayment applied (.00)

D. Assessment balance due or (overpayment) 2,038.60

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum .00

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,038.60

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,038.60

H. Overpayment carried forward $(.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Allen & Company of Florida, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17th day of February, 2011.

Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 2010
and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,372,684
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	2,196
Total additions	2,196
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	9,674,232
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	219,436
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 8,163	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	8,163
Total deductions	9,901,831
2d. SIPC Net Operating Revenues	$ 1,473,049
2e. General Assessment @ .0025	$ 3,682,62

(to page 1, line 2.A.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: ALLEN & COMPANY OF FLORIDA, INC. [13]

SEC. FILE NO.: 8-09877 [14]

FIRM ID NO.: 25 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

1401 SOUTH FLORIDA AVENUE [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/10 [24]

AND ENDING (MM/DD/YY): 12/31/10 [25]

LAKELAND [21] (City) FL [22] (State) 33803 [23] (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT ____ [30] (Area code) - Telephone No. ____ [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT | OFFICIAL USE

____ [32] | ____ [33]
____ [34] | ____ [35]
____ [36] | ____ [37]
____ [38] | ____ [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [Y] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ________ day of ________ 20 ____

Manual Signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER			
ALLEN & COMPANY OF FLORIDA, INC.	N	3	[100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/10 [99]
SEC FILE NO. 8-09877 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 978,438 [200]		$ 978,438 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	695,778 [295]		
B. Other	[300]	$ 10,417 [550]	706,195 [810]
3. Receivables from non-customers	[355]	8,740 [600]	8,740 [830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	2,176,979 [424]		
E. Spot commodities	[430]		2,176,979 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ 100,000 [130]			
B. At estimated fair value	[440]	84,760 [610]	84,760 [860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	540,587 [680]	540,587 [920]
11. Other assets	[535]	36,451 [735]	36,451 [930]
12. Total Assets	$ 3,851,195 [540]	$ 680,955 [740]	$ 4,532,150 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALLEN & COMPANY OF FLORIDA, INC. as of 12/31/10

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other		317,677	1115		1305	317,677	1540
15. Payable to non-customers		41,713	1155		1355	41,713	1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other		339,518	1205		1385	339,518	1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders $	970						
2. Includes equity subordination (15c3-1(d)) of ...... $	980						
B. Securities borrowings, at market value from outsiders $	990				1410		1720
C. Pursuant to secured demand note collateral agreements					1420		1730
1. from outsiders $	1000						
2. includes equity subordination (15c3-1(d)) of ...... $	1010						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		475,935	1220		1440	475,935	1750
20. TOTAL LIABILITIES		$ 1,174,843	1230	$	1450	$ 1,174,843	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			83,450	1792
C. Additional paid-in capital			642,664	1793
D. Retained earnings			2,631,193	1794
E. Total			3,357,307	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 3,357,307	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 4,532,150	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
ALLEN & COMPANY OF FLORIDA, INC. as of 12/31/10

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	3,357,307	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				3,357,307	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	3,357,307	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 680,955	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	680,955)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	2,676,352	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities	180,441	3734			
D. Undue concentration		3650			
E. Other (List)		3736	(	180,441)	3740
10. Net Capital			$	2,495,911	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
ALLEN & COMPANY OF FLORIDA, INC. as of 12/31/10

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	78,323	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	250,000	3760
14. Excess net capital (line 10 less 13)	$	2,245,911	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	2,195,911	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	1,174,843	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$	1,174,843	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	47.07	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALLEN & COMPANY OF FLORIDA, INC.

For the period (MMDDYY) from 10/01/10 [3932] to 12/31/10 [3933]
Number of months included in this statement 3 [3931]

REVENUE — STATEMENT OF INCOME (LOSS)

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 254,667	3935
b. Commissions on listed option transactions		95,594	3938
c. All other securities commissions		60,496	3939
d. Total securities commissions		410,757	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange		0	3945
b. From all other trading		0	3949
c. Total gain (loss)		0	3950
3. Gains or losses on firm securities investment accounts		0	3952
4. Profits (losses) from underwriting and selling groups		1,639	3955
5. Revenue from sale of investment company shares		1,656,719	3970
6. Commodities revenue		0	3990
7. Fees for account supervision, investment advisory and administrative services		719,469	3975
8. Other revenue		129,000	3995
9. Total revenue		$ 2,917,584	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits		2,221,680	4115
12. Commissions paid to other brokers-dealers		57,340	4140
13. Interest expense		8,163	4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses		28,158	4195
15. Other expenses		248,627	4100
16. Total expenses		$ 2,563,968	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 353,616	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4238		
20. Extraordinary gains (losses)		(815)	4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles		40,621	4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 393,422	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items		7,494	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALLEN & COMPANY OF FLORIDA, INC.

For the period (MMDDYY) from 10/01/10 to 12/31/10

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 3,523,885	4240
A. Net income (loss)			393,422	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)	560,000	4270
2. Balance, end of period (from item 1800)			$ 3,357,307	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALLEN & COMPANY OF FLORIDA, INC. as of 12/31/10

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) .... $ ______ 4550

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... X 4560

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

First Clearing LLC 4335 X 4570

D. (k) (3) - Exempted by order of the Commission .... ______ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ 4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

ALLEN & COMPANY OF FLORIDA, INC.

FINANCIAL STATEMENTS
December 31, 2010

ALLEN & COMPANY OF FLORIDA, INC.
Lakeland, Florida

FINANCIAL STATEMENTS
December 31, 2010

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Allen & Company of Florida, Inc.
Lakeland, Florida

We have audited the accompanying statement of financial condition of Allen & Company of Florida, Inc. as of December 31, 2010, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen & Company of Florida, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Horwath LLP
Crowe Horwath LLP

Lakeland, Florida
February 17, 2011

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS	
Cash	$ 978,438
Receivables	
Clearing Organization	695,778
Employees (Note 8)	12,667
Other	6,490
Securities owned (Note 2)	2,261,739
Equipment and leasehold improvements, less accumulated depreciation (Note 3)	540,587
Prepaid expenses and other assets	36,451
TOTAL ASSETS	$ 4,532,150
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 382,892
Commissions payable	316,016
Deferred compensation (Note 5)	475,935
Total liabilities	1,174,843
Commitments and contingencies (Notes 4, 6, and 8)	
Stockholder's equity	
Class A common stock, $.10 par, shares authorized, 1,500,000; issued and outstanding, 662,714	66,271
Class B common stock, $.10 par, shares authorized, 500,000; issued and outstanding, 171,792	17,179
Additional paid-in capital	642,664
Retained earnings	2,631,193
Total stockholder's equity	3,357,307
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 4,532,150

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF INCOME
Year ended December 31, 2010

Revenues	
Commissions	$ 11,204,070
Interest and dividends	93,224
Realized and unrealized gains on securities, net	65,528
Other	77,586
Total revenues	11,440,408
Expenses	
Employee compensation and benefits (Note 5)	8,151,627
Clearance and exchange fees	392,234
Occupancy (Notes 6 and 8)	343,377
Other	201,067
Depreciation expense	130,696
Advertising	114,461
Repairs and maintenance	97,875
Office expenses	95,622
Charitable contributions	77,563
Communications and data processing	50,829
Legal and professional fees	38,673
Taxes and licenses	29,421
Training and seminars	22,592
Total expenses	9,746,037
Net income	$ 1,694,371

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
Year ended December 31, 2010

	Common stock		Additional paid-in	Retained	
	Class A	Class B	capital	earnings	Total
Balance, January 1, 2010	$ 66,271	$ 17,179	$ 642,664	$ 2,122,822	$ 2,848,936
Dividend distribution	-	-	-	(1,186,000)	(1,186,000)
Net income	-	-	-	1,694,371	1,694,371
Balance, December 31, 2010	$ 66,271	$ 17,179	$ 642,664	$ 2,631,193	$ 3,357,307

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 2010

Cash flows from operating activities	
Net income	$ 1,694,371
Adjustments to reconcile net income to net cash from operating activities	
Loss on sale of equipment	815
Depreciation expense	130,696
Change in assets and liabilities	
Receivables	(185,185)
Securities owned, net	(473,032)
Prepaid expenses and other assets	(7,728)
Accounts payable and accrued expenses	71,236
Commissions payable	81,478
Deferred compensation	(67,386)
Net cash from operating activities	1,245,265
Cash flows from investing activities	
Purchases of equipment	(68,583)
Cash flows from financing activities	
Dividend distribution	(1,186,000)
Net change in cash	(9,318)
Cash at beginning of year	987,756
Cash at end of year	$ 978,438

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity: Allen & Company of Florida, Inc. (the Company) is a fully disclosed introducing broker-dealer, clearing through First Clearing Corporation, registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Allen & Company Financial Corporation.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions: Securities transactions and related commission revenues and expenses are recognized on the trade date.

Receivables: The Company grants credit to its clearing organization and other companies in the financial services industry that it does business with. The Company also routinely grants credit to its officers, employees and affiliated companies. Interest is not normally charged on receivables. An allowance for uncollectible accounts is estimated and recorded based on management's judgment. At December 31, 2010 all receivables are considered collectible and no allowance is required.

Securities Owned: Securities owned are carried at fair value. Fair value generally represents publicly quoted values or amounts that approximate quoted values for securities of comparable credit quality. At year-end, these securities consisted primarily of publicly traded equities.

Equipment and Leasehold Improvements: Equipment is stated at cost and depreciated using either the straight-line or accelerated methods over the estimated useful lives of the assets. Leasehold improvements are depreciated using the straight-line method over the shorter of the useful life or the life of the lease.

Advertising: Advertising costs are expensed as incurred. Total advertising expense was $114,461 for the year ended December 31, 2010.

Income Taxes: The Company's income is included in the tax return of Allen & Company Financial Corporation. Allen & Company Financial Corporation has elected to be taxed as an S corporation. The Company adopted guidance issued by the FASB with respect to accounting for uncertainty in income taxes as of January 1, 2009. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no effect on the Company's financial statements.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest and income tax expense, respectively. The Company has no amounts accrued for interest or penalties as of December 31, 2010.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Due to its pass through status; the Company is not subject to U.S. federal and income tax or state income tax. The Company does not expect the total amount of unrecognized tax benefits to significantly change in the next 12 months. The Company's U.S. federal and State of Florida returns that remain open and subject to exam are those for the years 2007, 2008 and 2009. Tax years prior to 2007 are no longer subject to examination by taxing authorities.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Concentration of Credit Risk: The Company maintains cash deposits in excess of the $250,000 limit insured by the Federal Deposit Insurance Corporation (FDIC). Management believes the risk is managed by maintaining all deposits in high quality financial institutions. Effective December 31, 2010 and through December 31, 2012, the FDIC will provide temporary unlimited deposit insurance coverage for non-interest bearing transaction accounts at all FDIC-insured depository institutions.

NOTE 2 - FAIR VALUE

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the Company's principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

> Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
>
> Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
>
> Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of mutual funds are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). The Company's auction rate preferred securities are classified as Level 2 securities as there exists a secondary market, which provided for inputs that are observable or can be corroborated by observable market data.

(Continued)

NOTE 2 - FAIR VALUE (Continued)

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned			
Mutual funds			
Money market funds	$ 1,123,894	$ -	$ -
International	331,673	-	-
Domestic - Municipal	255,274	-	-
Bond index	202,946	-	-
Domestic - Growth	134,486	-	-
Domestic - Small Cap	49,856	-	-
Domestic - Mid Cap	36,918	-	-
Domestic - Commodities	14,353	-	-
Other	13,886	-	-
Domestic - Real Estate	13,693	-	-
Auction rate preferred securities	-	84,760	-
	$ 2,176,979	$ 84,760	$ -

NOTE 3 - EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of equipment and leasehold improvements consist of:

Furniture and equipment	$ 557,556
Leasehold improvements	757,707
Computer equipment	235,587
Work in progress	29,284
	1,580,134
Less accumulated depreciation	1,039,547
	$ 540,587

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company is a guarantor on an unsecured $500,000 line-of-credit obtained by its parent company, Allen & Company Financial Corporation. There were no borrowings outstanding under the agreement at December 31, 2010.

The Company self-insures its errors and omissions insurance (E&O) policy. There were no known claims outstanding at December 31, 2010. Any future claims will be expensed as incurred.

NOTE 5 - EMPLOYEE BENEFITS

The Company sponsors a 401(k) savings plan covering all eligible employees. Employees may contribute up to 100 percent of their eligible compensation to the plan, subject to the limits of Section 401(k) of the Internal Revenue Code. The Company's matching contributions to the plan are equal to the lesser of 3.5 percent of the employee's salary or one-half of the employee's deferral up to a maximum of $5,000 per year. The Company's contribution to the plan was $118,880 for the year ended December 31, 2010.

The Company has a non-qualified deferred compensation agreement with an employee that provides for specified future payments, with the first payment made in 2010. The Company has recognized a liability of $374,836 at December 31, 2010, representing the present value of the amount of future payments under the agreement discounted at 6 percent.

The Company has another non-qualified deferred compensation plan with an employee that provides for payments upon the employee's death, disability or attainment of the normal retirement age. The Company has recognized a liability of $101,098 at December 31, 2010, representing the future payments under the agreement.

NOTE 6 - LEASES

The Company leases its Lakeland (Note 8) and Winter Haven, Florida offices, a vehicle, and various other office equipment under noncancellable operating leases.

Future minimum rental payments required under leases that have initial or remaining noncancellable terms in excess of one year are approximately as follows:

2011	$ 300,417
2012	160,855
2013	79,445
2014	56,948
2015	2,247
2016	
	$ 599,912

Total rent expense recognized in the accompanying statement of income for the year ended December 31, 2010 was $303,102.

(Continued)

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $2,495,911. The required minimum net capital was $250,000. The Company's net capital ratio was .47 at December 31, 2010.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company leases its Lakeland office from a partnership controlled by an officer of the Company. The lease is currently payable $16,377 monthly, contains annual escalation provisions and expires in 2012 with a five year extension option. Rent expense related to the Lakeland office included in the accompanying statement of income was $174,218 for the year ended December 31, 2010.

The Company has a loan with one of its employees. The note is for $50,000 and is deducted from the employee's pay at a rate of $2,083 per month until May 2011. The balance on the note as of December 31, 2010 is $10,417.

During 2010, the Company agreed to reimburse a related entity for interest charged on certain investments. The amount paid to the related party under the agreement for the year ended December 31, 2010 was $31,401, which is reflected in the accompanying statement of income.

SUPPLEMENTARY INFORMATION

ALLEN & COMPANY OF FLORIDA, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2010

Total ownership equity	$ 3,357,307
Deduct	
Non-allowable assets	680,955
Net capital before haircuts on securities positions	2,676,352
Deduct	
Investment securities haircuts	
Other securities	180,441
`	$ 2,495,911
Computation of net capital requirement -	
Minimum net capital required	$ 250,000
Excess net capital	$ 2,245,911
Aggregate indebtedness	$ 1,174,843
Ratio of aggregate indebtedness to net capital	47%

There were no material differences between the original FOCUS Report and the amended FOCUS Report filed February 17, 2011; therefore, a reconciliation is not necessary pursuant to Rule 17a-5(d)(4).

ALLEN & COMPANY OF FLORIDA, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3

December 31, 2010

Allen & Company of Florida, Inc. is not required to maintain a reserve bank account under paragraph (k)(2)(B) of Rule 15c3-3.

SUPPLEMENTAL AUDIT REPORT

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF SECURITIES AND EXCHANGE ACT OF 1934

To the Board of Directors of
Allen & Company of Florida, Inc.
Lakeland, Florida

In planning and performing our audit of the financial statements of Allen & Company of Florida, Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financing reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements and supplemental schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs, and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Lakeland, Florida
February 17, 2011